                      SECURITIES AND EXCHANGE COMMISSION
                            450 Fifth Street, N.W.
                            Washington, D.C. 20549

                                   FORM 15/A
                                Amendment No. 1

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                      Commission File Number:  001-06697

                         Mirage Resorts, Incorporated
            (Exact name of registrant as specified in its charter)

                        3600 Las Vegas Boulevard South
                            Las Vegas, Nevada 89109
                                (702) 693-7111
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $.004 per share
                    Preferred Share Purchase Rights
           (Title of each class of securities covered by this Form)

                       6 5/8% Notes Due February 1, 2005
                       7 1/4% Senior Notes Due October 15, 2006
                       6 3/4% Notes Due August 1, 2007
                       6 3/4% Notes Due February 1, 2008
                       7 1/4% Debentures Due August 1, 2017
           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i) [X]            Rule 12h-3(b)(1)(ii) [_]
               Rule 12g-4(a)(1)(ii)[_]            Rule 12h-3(b)(2)(i)  [_]
               Rule 12g-4(a)(2)(i) [_]            Rule 12h-3(b)(2)(ii) [_]
               Rule 12g-4(a)(2)(ii)[_]            Rule 15d-6           [_]
               Rule 12h-3(b)(1)(i) [X]

  Approximate number of holders of record as of the certification or notice date:


                                                           Approximate
             Class                                      Number of Holders
     ---------------------                             -------------------
     Common Stock, par value $.004 per share:                   1
     Preferred Share Purchase Rights:                           1

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE:  June 2, 2000                        By:  /s/ Scott Langsner
                                                --------------------------
                                                Name:  Scott Langsner
                                                Title: Assistant Secretary